The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina, 27517

April 21, 2008

Ms. Julie Bell
U.S. Securities and Exchange Commission Division of Corporate Finance
100 F. St. NE
Washington, D.C. 20549

Re:          The Golf Alliance Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed April 9, 2008
File No. 333-147056

Dear Ms. Bell:

We are in receipt of your letter dated April 18, 2008 and the following sets forth our responses to same:

General, page 5

1.
We note your response to our prior comment 4.  The revised disclosure states that the company expects its cash on hand to cover its anticipated expenses through 2008 when the company is in Phase III.  The disclosure in the Roll-Out Strategy section states that Phase I is expected to take approximately one year and that Phase I has not yet started.  Revise the disclosure to clear up this discrepancy in timing.  Also include a discussion of the company’s anticipated expenses for the rest of 2008 and how the company’s current cash on hand will cover those expenses.  Also either delete the final sentence or provide us with your basis for believing you will have 40 clubs signed up by the end of the calendar year.

Answer:
This section has been revised to clear up the discrepancy since Phase I will take about a year and Phase II will take 6-9 months.   This section has also been revised to provide a discussion of the Company anticipated expenses for the rest of 2008 and how the Company’s current cash on hand will cover those expenses.  The final sentence has been deleted since the Company cannot be sure it will be able to sign up 40 clubs by the end of the calendar year.

Summary Financial Data, page 5

2.	Revise the first paragraph of this section to remove the reference to three months ended October 31, 2007 and replace it with six months ended January 31, 2008.

Answer:	This paragraph has been revised to remove the reference to the three months ended October 31, 2008.

Concept, page 16

3.
We note your response to our prior comment 8.  Discuss why the company believes that 10 rounds of golf per member golf course per year will allow the company to obtain approval to play at more clubs.  To the extent helpful, provide a discussion of how the company arrived at a limit of 10 rounds of golf per member golf course per year to ensure such approval would be obtained.

Answer:
This section has been revised to discuss why the Company believes that 10 rounds of golf per member golf course per year will allow the company to obtain approval to play at more clubs.  Notwithstanding same, this section discloses that the Company really had no facts to back up this assumption and may need to increase or decrease such amounts based upon the feedback from the clubs.

Revenue Distribution and Apportionment, page 17

4.
We note your response to our prior comment 9 and reissue.  Disclose the annual dues for twenty clubs on your list.  This will help investors determine if the pricing structure of the company is sufficient cover the monthly portion of the annual dues of the twenty clubs on your list.

Answer:
At this time the Company has not contacted at of the clubs on the list and therefore does not know which 20 clubs will be in the Alliance.  There are over 1,500 clubs on the list and the Company does not intend to start contacting them until the end of the second quarter. This section has been revised to clarify that members will not pay a fee to the Company or to the member clubs each time they use a course. The only fees that the members will pay and the only fees the member clubs will receive each time is the cart fee. The only fees generated by the Company are the initiation fee and monthly fee.  Rather than receiving greens fees or other fees each time a member plays at a course, the member club will receive a portion of the Company’s annual revenue based upon how often members use their club.

Management Discussion and Analysis, page 22

5.	Revise and update this section (including paragraph 5 under Plan of Operation) to the extent certain actions are stated to begin by the first quarter of 2008.

Answer:                  This section (including paragraph 5) has been revised and updated accordingly.

Part II

Item 27. Exhibits

6.           Please state that the Exhibit 10.1 was previously filed on February 26, 2008.

Answer:	This section has been revised to disclose that Exhibit 10.1 was previously filed on February 26, 2008.

Very truly yours,

The Golf Alliance Corporation

_______________
JOHN FAHLBERG